Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Tata Motors SIAM Report – March 2020

Mumbai, April 3, 2020: Pursuant to Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, enclosed herewith is the report on production, domestic sales and exports of the Company, which will be released to the Society of Indian Automobile Manufacturers (SIAM), the content of which is self-explanatory.

Monthly Report on Production, Domestic sales & Export for March 2020

Category	Vehicle Model	Production		Domestic Sales		Exports
		MAR 2019	MAR 2020	MAR 2019	MAR 2020	MAR 2019	MAR 2020
Micro	NANO	0	0	0	0	0	0
Compact	INDICA,INDICA VISTA, INDIGO CS, ZEST,BOLT, TIAGO, TIGOR, ALTROZ	8543	6548	8795	2398	113	24
Mid-Size	INDIGO, INDIGO MARINA, INDIGO XL, MANZA	0	0	0	0	0	0
UV1	SUMO, NEXON	5620	3430	5712	2646	201	100
UV2	SAFARI, HARRIER	2921	1410	2937	632	0	1
UV3	ARIA, HEXA	261	0	366	0	19	0
V1	MAGIC EXPRESS	1352	0	1428	8	0	0
V2	ACE MAGIC, MAGIC IRIS	916	0	1115	30	114	18
N1- A1	ACE, ACE EX, ACE Zip	17087	1463	16924	696	1167	336
N1- A2	Super ACE, TATA207, XENON, Winger DV	4392	631	4697	369	1098	336
M2- A1	Winger 13 seats, Winger Platinum, Winger 10 seats	563	7	55	6	21	5
M2- A2	Winger 14 seats, SFC407, CityRide	494	36	1032	308	52	37
N2- A1	SFC407, LPT407	803	91	2212	303	80	58
N2- A2	SFC709, LPT709	1631	393	626	125	54	61
N2- A3	LPT9109	916	121	2264	158	294	114
N2- A4	LPT1109	1044	134	1628	447	345	44
M3- A2	LP709, SFC410, LP410	1166	0	1695	672	371	45
M3- B2	LP1112, LP912, Starbus, Starbus Ultra	1129	144	1252	476	304	188
M3- C2	LPO1512, LPO1612, Starbus, Divo	658	77	662	137	298	91
N3- A1	LPT1613, LPK1616, SK1613	3629	436	2369	293	1082	245

N3- B1(a)	LPT2518, LPK2518	3334	123	4878	655	161	110
N3- B1(b)	LPT3118	5553	496	4999	222	46	83
N3- B2(b)	LPS3518. LPS3015, LPS3516	250	70	283	72	43	14
N3- B2(d)	LPS4018, LPS4023	913	224	1248	230	47	2
N3- B2(e)	LPS4928	1802	217	1550	129	42	0

Note : The above figures have not been independently verified and audited. As such, the final figures after Audit may vary.

About Tata Motors

Tata Motors Limited (NYSE: TTM; BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 44 billion organization, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses. Part of the USD 110 billion Tata group, Tata Motors is India’s largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. It has operations in India, the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 134 subsidiaries, associate companies and joint ventures, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India’s market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With ‘Connecting Aspirations’ at the core of its brand promise, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.